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FORM  15

CERTIFICATION  AND NOTICE  OF TERMINATION  OF REGISTRATION  UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number           0-18389

SolPower Corp.

(Exact name of registrant as specified in its charter)

2637 E Atlantic  Blvd #25920  Pompano  Beach, FL 33062

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)  relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(I)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(I)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification  or notice date:       137

Pursuant to the requirements  of the Securities Exchange Act of 1934 (Name of registrant  as specified in charter) has caused this certification/notice  to be signed on its behalf by the undersigned  duly authorized person.

Date:   7/10/13                                       By:

Instruction:  This form is required by Rules  12g-4, 12h-3 and 15d-6 of the General Rules and Regulations  under the Securities Exchange Act of 1934. The registrant  shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counselor  by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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